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SEC FILE NUMBER	
8-	30116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __07/01/19__ AND ENDING __6/30/20__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _____

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__6417 University Ave.__
(No. and Street)

__Middleton__	__Wisconsin__	__53562__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Louise P. Googins__   __608-514-1044__
                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Kehlenbrink, Lawrence & Pauckner__
(Name - if individual, state last, first, middle name)

__6296 Rucker Road, Suite G__	__Indianapolis__	__Indiana__	__46220__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Louise P. Googins _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ , as of _____ June 30 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

State of WI, County of Dane _____ *Louise P. Googins*
_____
Signature

_____
President
Title

Dominique C — 8/24/2020
Notary Public

Commission expires : 04/11/2022

DOMINIQUE CLARKE
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


**Kehlenbrink
Lawrence &
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Googins Advisors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Googins Advisors, Inc, as of June 30, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Googins Advisors, Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Googins Advisors, Inc's management. Our responsibility is to express an opinion on Googins Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Googins Advisors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules titled Computation of Net Capital Required by Rule 15c3-1, Reconciliation with Computation Included in Part II of Form X-17A-5, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Googins Advisors, Inc's financial statements. The supplemental information is the responsibility of Googins Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Googins Advisors, Inc.'s auditor since 2018.

Kehlenbrink, Lawrence Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 24, 2020

Googins Advisors, Inc.
Statement of Financial Condition
June 30, 2020

ASSETS

	2020
CURRENT:	
Cash and cash equivalents	$ 168,058
Commissions receivable	33,678
Refundable income taxes	7,452
Marketable securities	35,841
TOTAL CURRENT ASSETS	245,029
FIXED ASSETS, at cost:	
Leasehold improvements	268,565
Office Equipment	69,277
TOTAL FIXED ASSETS	337,842
Less accumulated depreciation	(177,234)
NET FIXED ASSETS	160,609
INTANGIBLE ASSETS:	
Customer lists	62,347
Less accumulated amortization	(51,997)
NET INTANGIBLE ASSETS	10,350
OTHER ASSETS:	
Right to use leased assets	199,342
TOTAL ASSETS	$ 615,330

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 5,512
Income taxes payable	1,435
TOTAL CURRENT LIABILITIES	6,947
NON-CURRENT LIABILITIES;	
Deferred income taxes	14,244
Operating lease liability	199,342
TOTAL NON-CURRENT LIABILITIES	213,586
TOTAL LIABILITIES	220,533
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value shares, 50,000 shares	
authorized, 10,000 shares issued and outstanding	10,000
Less treasury stock (5,000 shares at par value)	(5,000)
Retained earnings	389,797
TOTAL STOCKHOLDER'S EQUITY	394,797
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 615,330

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Income
For the Year Ended June 30, 2020

		2020
REVENUE:		
Mutual funds and 12b-1 fees	$	218,202
Advisory Fees		2,358,136
Investment income		38,111
Unrealized gain on investments		6,356
TOTAL REVENUE		2,620,805
EXPENSES:		
Directors fees		75,000
Salaries and benefits		2,199,011
Independent contractors		10,535
Payroll processing		2,355
Repairs		11,771
Rents		99,990
Building expenses		2,998
Payroll taxes		68,549
Advertising		1,860
Printing and publication		1,638
Insurance		8,984
Accounting fees		19,194
Legal and professional		-
Fees and licenses		17,419
Telephone and utilties		17,641
Office supplies and postage		7,165
Computer expense		36,459
Contributions		45
Client gifts		13,692
Meeting expense		2,677
Travel and mileage		-
Meals and entertainment		725
Depreciation		8,406
Amortization		4,156
Miscellaneous		5,267
TOTAL EXPENSES		2,615,537
Income before income taxes		5,268
Income tax expense		1,435
NET INCOME	$	3,833

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2020

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2019	$ 10,000	$ (5,000)	$ 385,963	$ 390,963
Prior period adjustment	-	-	-	-
	10,000	(5,000)	385,963	390,963
Net income			3,833	3,833
Balance, June 30, 2020	$ 10,000	$ (5,000)	$ 389,797	$ 394,797

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		2020
Net Income	$	3,833
Adjustments to reconcile net income to net cash		
used for operating activities:		
Depreciation		8,406
Amortization		4,156
Unrealized gain on investments		(6,356)
(Increase) decrease in:		
Accounts receivable		13,069
Refundable income tax		-
Increase (decrease) in:		
Accounts payable		656
Income tax payable		1,435
Deferred income taxes		-
Accrued retirement contribution		-
Net cash provided from operating activities		25,200
CASH FLOWS FROM FINANCING ACTIVITIES;		
Decrease due to stockholder		-
Net cash used for financing activities		-
NET INCREASE IN CASH		25,200
CASH AND CASH EQUIVALENTS, beginning of year		142,857
CASH AND CASH EQUIVALENTS, end of year	$	168,058
SUPPLEMENTAL DISCLOSURE;		
Interest expense	$	-
Income taxes	$	1,435

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations
Googins Advisors, Inc. (the Company) is a registered Broker/Dealer. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Wisconsin on July 1, 1983 and transacts business in investment advisory services; variable life products; mutual funds; acting as a non-exchange member arranging for transactions in listed securities by an exchange member; and 529 College Savings plans.

The Company is an introducing Company and does not perform any type of clearing function for itself or others. The Company does not hold customer funds or securities. The Company accepts customers' orders and enters orders. The Company's customers are natural and non-natural persons.

Financial Statement Presentation
The financial statements have been prepared in accordance with the Generally Accepted Accounting Principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Commissions Receivable
Management believes that, based on industry practice and collection history, the balance receivable on June 30, 2020, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Deferred Income Tax
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes, and the difference between tax basis and book basis of fixed assets and marketable securities.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Depreciation expense totaled $3,406 for the year ended June 30, 2020. Expenditures for repairs and maintenance are charged to

8

Note 1 – Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)

expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over a range from 12 to 15 years. Amortization expense totaled $4,156 for the year ended June 30, 2020.

Securities Transactions

Marketable securities held by the Firm are valued at fair value.

Income Recognition

Income is derived from the investment advisory fees, commissions, brokerage fees and service fees. Income is recognized when earned in accordance with generally accepted accounting principles.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 – Fair Value Measurements:

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At June 30, 2019, the Company did not have any Level 2 or Level 3 inputs.

Note 2 – Fair Value Measurements (Continued)

Marketable equity securities held by the Company at June 30, 2020, consist of 300 shares of NASDAQ OMX Group stock which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at yearend.

June 30, 2020	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 35,841

Note 3 - Income Taxes

The Company files federal and Wisconsin tax returns. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2015.

The Company's income tax expense for the year ended June 30, 2020 consists of the following:

Current income taxes	$	1,435
Deferred income taxes		-
Income tax expense	$	1,435

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at June 30, 2020.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Note 4 – Cash Balance Pension Plan

The Company had a Cash Balance Plan which was established on May 1, 2015 and was terminated on February 14, 2017. Final distributions from this plan were made on August 13, 2018. There is no replacement plan in place.

Note 5 – Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended June 30, 2020, were $1,860.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 – Related Party Transactions Operating Lease Commitment

The Company's operating facility is leased from a stockholder of the Company under a lease agreement. Rent expense totaled $99,990 for the year ended June 30, 2020.

Note 8 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2020, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At June 30, 2020, the Company had net capital of $174,795, which was $169,795 in excess of its required net capital of $5,000 and its aggregate indebtedness was $21,191. The Company's ratio of aggregated indebtedness to net capital was .12 to 1 at June 30, 2020.

Note 9 – Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 10 – Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Commissions
Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

11

Asset Management

Investment advisory fees. The company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provide in other periods.

Note 11 – Leases

Operating lease. The Company recognizes and measures its leases in accordance with FASB ASC842, Leases. The Company is a lessee in an operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments).

Note 12 – Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Googins Advisors, Inc.
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2020

COMPUTATION OF NET CAPITAL		2020
Total stockholder's equity qualified for net capital	$	394,797
Less non-allowable assets:		
Accounts receivable		33,678
Refundable income taxes		7,452
Furniture, Fixtures & Leasehold Improvements, net		160,609
Intangible assets, net		10,350
NET CAPITAL BEFORE HAIRCUTS		182,708
Less haircuts on securities:		
Equities		5,376
Money markets		2,537
Total haircuts on securities		7,913
NET CAPITAL	$	174,795
Net capital requirement		5,000
EXCESS NET CAPITAL	$	169,795
NET CAPITAL LESS		
120% OF MINIMUM STATUTORY REQUIREMENT	$	168,795
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	21,191
Ratio: Aggregate indebtedness to net capital		0.12 to 1

Googins Advisors, Inc.
Reconciliation with Computation Included
in Part II of Form X-17A-5
June 30, 2020

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$	174,795
Audit Adjustments:		
Total adjustments		-
Net Capital as currently reported on Schedule I	$	174,795

Googins Advisors, Inc.
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2020

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities, to Saxony Securities, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Googins Advisors, Inc.
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2020

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities to Saxony Securities, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Googins Advisors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Googins Advisors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Googins Advisors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Googins Advisors, Inc stated that Googins Advisors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Googins Advisors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Googins Advisors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Indianapolis, Indiana
August 24 2020

Googins Advisors, Inc.
6417 University Ave.
Middleton, Wisconsin 53562

Googins Advisors, Inc's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Googins Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Googins Advisors, Inc.

I, _Louise Googins_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Louise P. Googins
Title: President/CEO

August 6, 2020

18